FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, January 15, 2018 - GPA [B3: PCAR4; NYSE: CBD] announces its sales performance for the fourth quarter of 2017. All comparisons are with the same period of 2016, except where stated otherwise. In the financial statements of GPA, on 12/31/2017, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., as announced in the material fact notice of 11/23/2016, the operations of Via Varejo are treated as discontinued operations, therefore, the statements below do not include Via Varejo’s performance.

SALES IN 4Q17 and 2017

Net sales grew 8.2%(1) to R$44.6 billion in 2017

In 4Q17, revenue reached R$12.5 billion and, despite the deflation in the period(*), grew 6.8%(1) and 3.5%(2) on total and same-store bases, respectively

Multivarejo and Assaí registered continuous gains in market share(**) during the quarter

Accelerated pace of store conversions: 8 Extra stores converted in the quarter, bringing total store conversions in 2017 to 15

In 4Q17, Assaí accounted for 43.5% of revenue at GPA Food (vs. 36.2% in 4Q16)

Multivarejo:

- In 2017, net sales totaled R$26.2 billion, with same-store sales up 0.7%(1), notably due to:

●         Continued gains in market share(**) in all the measurements carried out by Nielsen during the year, while maintaining its competitive level;

●         My Discount Program reached more than 3.7 million active clients in the year, within just 6 months of launch. In the quarter, there was an acceleration of migration from mass to personalized promotions through the app, including a fully digital Black Friday, at Pão de Açúcar.  The total loyal customer base rose from about 12 million to 14 million.

- In 4Q17, net sales amounted to R$7.1 billion, with same-store sales declining 0.6%(1). Sales performance was adversely affected by: (i) deflation in food categories(*), especially in Christmas season products;  and (ii) the continued migration across channels due to the economic scenario.

- Extra Hiper continued to deliver a good sales performance across all banners, both in the quarter and the year, driven by double-digit growth in non-food categories;

- For the second consecutive quarter, Pão de Açúcar posted growth in sales volume despite being affected by the renovation of 50 stores in the quarter (11 full and 39 light renovations), which represent about 35% of the format’s sales.  In 2018, the banner is continuing with its plan to full renovate around 20 stores.

Assaí:

-  In 2017, Assaí posted gross sales of R$20.1 billion, up 28.0%(1), with same-store sales growing 11.4%(2);

- In the quarter, net sales grew 28.2%(1) to R$5.4 billion, reflecting the strong expansion plan and the same-store sales growth of 10.7%(2);

The effects of food deflation in the period and the strong comparison base of previous year were absorbed by:

●         The growth in customer traffic and sales volume resulting from Assaí's solid commercial actions;

●         The success of the “Anniversary Assaí” campaign in October;

●         The successful Black Friday campaign conducted for the first time by the banner, driven by a remarkable performance by the general merchandise category.

- In the quarter, Assaí posted continued market share gains(**) without any change in its competitiveness level;

- In the quarter, 11 stores were opened (8 conversions and 3 organic), bringing the total store openings in the year to 20;

- Extra stores converted  registered sales growth of about 2.5 times.

 (*) The food at home component of the IPCA inflation index dropped from 11.9% in 4Q16 to -5.1% in 4Q17

 (**) Multivarejo and Assaí: growth above the industry average according to Nielsen data for each segment. For Multivarejo SSS criterion.

 (1) In 4Q17, the adjustment was -30 bps at GPA Food, with -70 bps at Multivarejo and -20 bps at Assaí.   In 2017, the adjustment was -50 bps at GPA Food, with -70 bps at Multivarejo and -50 bps at Assaí.

  (2) Includes the stores converted from Extra Hiper to Assaí, which in 4Q17 contributed 210 bps to Food and 530 bps to Assaí.  In 2017, this contribution was 110 bps and 310 bps, respectively.

I. Performance

Multivarejo

Net sales came to R$7.1 billion in the quarter, with same-store sales growth of -0.6%(1). Performance was adversely affected by the following factors:

-          Stronger deflation in food at home categories, which accelerated from -4.5% in 3Q17 to -5.1% in 4Q17, with deflation more intense in Christmas seasonal products;

-          Continued migration of customers to other channels due to the economic scenario.

In 2017, the net sales of R$26.2 billion were adversely affected by the closure of 17 hypermarkets in the period, 15 of which were converted to Assaí. This optimization of the store portfolio resulted in approximately 5% reduction in Multivarejo’s sales area. Same-store sales growth was 0.7%(1).

Extra Hiper continued to deliver a good performance across all Multivarejo banners, both in the quarter and the year.  Same-store sales growth was affected by the weaker performance of non-food categories (Electronics/Home Appliances, General Merchandise and Apparel), which remained in the double digits.

For the second consecutive quarter, Pão de Açúcar posted growth in sales volume despite being affected by the renovation of stores in the quarter which represent about 35% of the format’s sales.   Same-store sales performance suffered from stronger food deflation, especially in the Fresh Products, Staples and Meat categories, as well as in Christmas seasonal products. The banner also concluded its store-renovation plan to end the year with around 50 stores renovated, with 11 full renovations and 39 light renovations. For 2018, the banner is maintaining its plans to carry out full renovations at around 20 stores.

Extra Super continued to be the format worst affected by food deflation, especially impacted by the basic perishables category, which registered the greatest deflation.

Sales at the Proximity formats were adversely affected by the migration of Minimercado Extra’s commercial model, which now focuses on simplification by reducing the assortment and reviewing its pricing strategy. However, this performance has been offset by improvements in productivity and expenses.

 (1) In 4Q17, the adjustment was -30 bps at GPA Food, with -70 bps at Multivarejo and -20 bps at Assaí.  In 2017, the adjustment was -50 bps at GPA Food, with -70 bps at Multivarejo and -50 bps at Assaí.

 (2) Includes the stores converted from Extra Hiper to Assaí, which in 4Q17 contributed 210 bps to Food and 530 bps to Assaí. In 2017, this contribution was 110 bps and 310 bps, respectively.

Assaí

Net sales in the quarter amounted to R$5.4 billion, advancing 28.2%(1) on 4Q16. On a same-store basis, net sales growth was 10.7%(²), which remained pressured by strong food deflation, especially in the Staples, Dairy and Meat categories (the food at home component of the IPCA inflation index went from 11.9% in 4Q16 to -5.1% in 4Q17).

On the other hand, sales volume growth accelerated in relation to 3Q17 and 4Q16, accompanied by higher customer traffic and continued market share(**) gains, despite the competitive scenario.

In the quarter, both same-store and new stores sales were driven by commercial initiatives (grand openings, Assaí Anniversary and Black Friday, the latter a first at the banner), with the highlight the category general merchandise.

In the year, Assaí posted gross sales of R$20.1 billion and net sales of R$18.4 billion, advancing 28.0%(1) and 27.8%(1) compared to 2016, respectively. Sales performance was driven substantially by the 20 store openings in the year, with 15 conversions and 5 organic, as well as by the banner’s entry into two new states (Minas Gerais and Piauí).

Stores converted improved their sales by a factor of around 2.5x in relation to Extra Hiper, confirming the project’s effectiveness and acceptance at the stores selected.

In 4Q17, Assaí accounted for 43.5% of total net sales at GPA Food, up by around 730 bps on the prior-year period. In 2017, Assaí accounted for 41.3% of GPA Food's total net sales, up 640 bps from 2016.

Expansion

Eight conversions from Extra Hiper to Assaí were delivered during the quarter, bringing to 15 the total number of conversions delivered in the year. Five new stores also were opened: three Assaí, one Pão de Açúcar and one Minuto Pão de Açúcar.

In 2017, new store openings were as follows: five Assaí, three Pão de Açúcar, six Minuto Pão de Açúcar, two Extra drugstores and two gas stations.

(**) Multivarejo and Assaí: growth above the industry average according to Nielsen data for each segment. For Multivarejo SSS criterion.

 (1) In 4Q17, the adjustment was -30 bps at GPA Food, with -70 bps at Multivarejo and -20 bps at Assaí. In 2017, the adjustment was -50 bps at GPA Food, with -70 bps at Multivarejo and -50 bps at Assaí.

 (2) Includes the stores converted from Extra Hiper to Assaí, which in 4Q17 contributed 210 bps to Food and 530 bps to Assaí. In 2017, this contribution was 110 bps and 310 bps, respectively.

II. Additional Information

Investor Relations Contacts

Daniela Sabbag

Isabela Cadenassi

Victor Manuel Diaz Silvera

Matheus Fujisawa

Sarah Hatia

Telephone: +55 (11) 3886-0421

Fax: +55 (11) 3884-2677

gpa.ri@gpabr.com

www.gpari.com.br

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform consisting of brick-and-mortar stores and e-commerce operations, divided into three business units: Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; and Via Varejo’s discontinued operations, with its bricks and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners, and the e-commerce segment.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

III. Appendix

Company’s Business: The Company’s business is divided into two segments, namely Retail and Cash & Carry, grouped as follows:

Food Segment: Represents the combined results of Multivarejo and Assaí, excluding equity income (loss) from Cdiscount, which is not included in the operating segments reported by the Company.

Growth and Changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 15, 2018	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.